Ad hoc Announcement
in accordance with Article 15 of the Securities Trading Act (WpHG)

Re: Scottish Power

E.ON AG ends talks with Scottish Power plc on possible takeover

E.ON AG has ended the talks with Scottish Power plc on a possible takeover. In the talks E.ON proposed a cash acquisition at a price of 570 pence per share, less special dividends, especially Scottish Power’s intended distribution from the sale of its US subsidiary PacifiCorp. In addition, Scottish Power shareholders would have received ordinary dividend payments in accordance with Scottish Power’s existing dividend policy until completion of the transaction.

Scottish Power has informed E.ON that it would not pursue the proposal any further.

Details are contained in the annoncement made by E.ON in accordance with the British Takeover Code.

For further details, please visit www.eon.com

• End of ad hoc announcement – November 22, 2005